Filed Pursuant to Rule 433

Registration No. 333-178120

AIR PRODUCTS AND CHEMICALS, INC.

FINAL TERM SHEET

January 30, 2013

2.750% Notes Due 2023

Issuer:	Air Products and Chemicals, Inc.

Principal Amount:	$400,000,000

Ratings*:	A2/A (Moody’s/S&P)

Trade Date:	January 30, 2013

Settlement Date (T+3):	February 4, 2013

Final Maturity Date:	February 3, 2023

Interest Payment Dates:	Semi-annually on each February 3 and August 3, commencing on August 3, 2013

First Interest Payment Date:	August 3, 2013

Redemption Provisions:	Redeemable at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of Treasury plus 15 bps

Coupon:	2.750%

Re-offer Spread to Benchmark Treasury:	+78 bps

Benchmark Treasury, Yield and Price:	1.625% due November 15, 2022, 2.017%, 96-17

Yield to Maturity:	2.797%

Price to Public:	99.593%

CUSIP/ISIN:	009158AT3 / US009158AT32

Joint Book-Running Managers:	HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC

Co-managers:	Banca IMI S.p.A., Mizuho Securities USA Inc., Santander Investment Securities Inc., Scotia Capital (USA) Inc., SMBC Nikko Capital Markets Limited, UBS Securities LLC, Wells Fargo Securities, LLC

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

HSBC Securities (USA) Inc. 1-866-811-8049 (toll free)

J.P. Morgan Securities LLC 1-212-834-4533

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.